



REINCORPORATED UNDER THE LAWS OF THE STATE OF CALIFORNIA EFFECTIVE DECEMBER 18, 2003

COMMON STOCK

TVB

TEMECULA VALLEY BANCORP INC.

Temecula, California

COMMON STOCK

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 87972L 10 4

This Certifies that

VOID

is the record owner of

FULLY PAID SHARES, BEING THE SHARES REPRESENTED HEREBY, OF

TEMECULA VALLEY BANCORP INC.

CERTIFICATE STOCK

hereinafter designated "the Corporation," transferable on the share register of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed or assigned. The amount of capital stock of the Corporation is set forth on the books of the Corporation and the par value of the shares of capital stock of the Corporation is as set forth in the Certificate of Incorporation of the Corporation which Certificate of Incorporation and any and all amendments thereto are on file at the office of the Corporation and are hereby expressly incorporated herein by reference and to all of which the holder by acceptance hereof, hereby agrees and assents. THIS CERTIFICATE IS NOT VALID UNLESS COUNTERSIGNED AND REGISTERED BY THE TRANSFER AGENT AND REGISTRAR.

IN WITNESSETH WHEREOF, the said Corporation has caused this Certificate to be signed by the facsimile signatures of its duly authorized officers.

Dated:

Donald A. Pitcher
SECRETARY

TEMECULA VALLEY BANCORP INC. CORPORATE SEAL MARCH 4 2002 DELAWARE

Stephen H. Wacknitz
PRESIDENT

COUNTERSIGNED AND REGISTERED:
U.S. STOCK TRANSFER CORPORATION
TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED SIGNATURE